NEW RC
PRO FORMA COMBINED BALANCE SHEET (Unaudited)
AT JUNE 30, 2001

(Millions of Dollars)

	Pepco	Conectiv (As Reclassified)	Merger Pro Forma Adjs. Dr. (Cr)		NEW RC Merged Pro Forma	Financing Pro Forma Adjs. Dr. (Cr)		NEW RC (Pro Forma)	CAP. %
ASSETS									
CURRENT ASSETS									
Cash and cash equivalents	$804.1	$350.0	$(1,098.0)	(a)	$56.1	$3,347.0	(h)	$3,403.1	
Marketable securities	209.5	18.9			228.4			228.4	
Conectiv asset sale receivable					-			0.0	
Accounts receivable, net	441.7	965.0			1,406.7			1,406.7	
Fuel, materials and supplies - at average cost	35.4	111.3			146.7			146.7	
Prepaid expenses and other	9.1	58.3			67.4			67.4	
Total Current Assets	1,499.8	1,503.5	(1,098.0)		1,905.3	3,347.0		5,252.3	
INVESTMENTS AND OTHER ASSETS									
Investment in finance leases	589.2	51.1			640.3			640.3	
Operating lease equipment, net	38.7				38.7			38.7	
Goodwill		335.5	555.0	(d)	890.5			890.5	
Regulatory assets, net		1,173.3			1,173.3			1,173.3	
Other	644.1	524.2	501.2	(d.2)	1,669.5			1,669.5	
Total Investments and Other Assets	1,272.0	2,084.1	1,056.2		4,412.3	-		4,412.3	
PROPERTY, PLANT AND EQUIPMENT									
Property, plant and equipment	4,292.5	5,039.2	(1,643.8)	(d.1),(g)	7,687.9			7,687.9	
Accumulated depreciation	(1,606.9)	(1,853.2)	1,853.2	(g)	(1,606.9)			(1,606.9)	
Net Property, Plant and Equipment	2,685.6	3,186.0	209.4		6,081.0	-		6,081.0	
TOTAL ASSETS	$5,457.4	$6,773.6	$167.6		$12,398.6	$3,347.0		$15,745.6	
LIABILITIES AND SHAREHOLDERS' EQUITY									
CURRENT LIABILITIES									
Short-term debt	$625.5	$1,157.4			$1,782.9	($520.0)	(l)	$2,302.9	19%
Accounts payable and accrued payroll	235.4	573.2	(50.0)	(d),(d.3)	858.6			858.6	
Capital lease obligations due within one year	15.2				15.2			15.2	
Interest and taxes accrued	111.5	197.4			308.9			308.9	
Other	177.8	190.4	(14.5)	(d.3)	382.7			382.7	
Total current liabilities	1,165.4	2,118.4	(64.5)		3,348.3	(520.0)		3,868.3	
DEFERRED CREDITS									
Regulatory liabilities, net	94.0	49.3			143.3			143.3	
Income taxes	395.5	735.8	(220.5)	(d.6)	1,351.8			1,351.8	
Investment tax credits and other	25.7	56.5			82.2			82.2	
Other	20.9	336.4	34.5	(d.5)	322.8			322.8	
Total Deferred Credits	536.1	1,178.0	(186.0)		1,900.1	0.0		1,900.1	
LONG-TERM DEBT AND CAP. LEASE OBL.	1,708.7	1,961.0	58.5	(d.4)	3,611.2	(2,077.0)	(j)	5,688.2	46%
COMPANY OBLIGATED MANDATORILY REDEEMABLE PREFERRED SECURITIES OF SUBSIDIARY TRUST WHICH HOLDS SOLELY PARENT JUNIOR SUBORDINATED DEBENTURES	125.0	165.0			290.0			290.0	2%
PREFERRED STOCK	84.8	108.4	9.8	(d.4)	183.4			183.4	2%
SHAREHOLDERS' EQUITY									
Common stock, $.01 par value for NEW RC	118.5	0.9	117.8	(a)	1.6			1.6	
Additional paid in capital	1,015.4	1,121.5	25.0	(b),(c)	2,111.9	(750.0)	(k)	2,861.9	
Unearned compensation		(2.4)	(2.4)	(c)	-			0.0	
Accumulated other comprehensive loss	(11.1)	(55.7)	(55.7)	(c)	(11.1)			(11.1)	
Retained income	976.3	178.5	191.6	(c)	963.2			963.2	
	2,099.1	1,242.8	276.3		3,065.6	(750.0)		3,815.6	
Less cost of shares of common stock in treasury	(261.7)		(261.7)	(c)	-			0.0	
	1,837.4	1,242.8	14.6		3,065.6	(750.0)		3,815.6	31%
TOTAL LIAB. AND SHAREHOLDERS' EQUITY	$5,457.4	$6,773.6	$(167.6)		$12,398.6	$(3,347.0)		$15,745.6	